April 8, 2019

Mary Riskey
Chief Financial Officer
Two Harbors Investment Corp.
575 Lexington Avenue
Suite 2930
New York, NY 10022

       Re: Two Harbors Investment Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-34506

Dear Ms. Riskey:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities